Exhibit 2.3

TERMINATION AGREEMENT (vaststellingsovereenkomst)
as referred to in article 7:900 (and further) of the Dutch Civil Code

This agreement is made on 22 January 2013 by and between:

(1)	UNITED PARCEL SERVICE, INC., a corporation organised and existing under the laws of the State of Delaware, having its address at 55 Glenlake Parkway, Atlanta, Georgia 30328, USA (UPS); and

(2)
TNT EXPRESS N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of The Netherlands, having its registered seat at Amsterdam, and its address at Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands (TNT),

(parties (1) and (2) are hereinafter also collectively referred to as the Parties and each as a Party).
PREAMBLE:

(A)
On 19 March 2012, UPS and TNT reached agreement and entered into a merger protocol (the Merger Protocol) regarding a recommended all-cash public offer of €9.50 per ordinary share by UPS for TNT (the Offer).

(B)	On 21 June 2012, UPS launched the Offer and issued an offer memorandum (the Offer Memorandum) setting out the terms and conditions in relation to the Offer.

(C)	Under the Merger Protocol and the Offer Memorandum, the Offer was conditional upon certain Offer Conditions, including EU Competition Clearance.

(D)
On 11 January 2013, the European Commission informed UPS and TNT that it was working on a decision to prohibit the proposed acquisition of TNT. This decision is expected to be adopted formally in the coming weeks. On 12 January 2013, UPS informed TNT that it saw no realistic prospect that EU Competition Clearance could be obtained and that UPS would not pursue the transaction on any other basis.

(E)
If a prohibition decision is adopted by the European Commission, the Offer Condition relating to EU Competition Clearance will not be fulfilled. UPS has informed TNT that it will withdraw the Offer upon the issuance of a prohibition decision.

(F)	Following the meeting with the European Commission on 11 January 2013, UPS and TNT entered into discussions regarding the consequences of the likely prohibition of the Transaction.

(G)	On 14 January 2013, both UPS and TNT issued press releases with respect to the likely prohibition of the Transaction.

(H)	UPS and TNT wish to lay down their mutual agreement in respect of certain matters in this Termination Agreement.

ACCORDINGLY, THE PARTIES HAVE AGREED AS FOLLOWS:

1.	Definitions
Unless otherwise defined herein, capitalised terms used in this Termination Agreement shall have the meaning given in the Merger Protocol.

2.	Termination of the Merger Protocol, Withdrawal of the Offer and Payment of the Termination Fee

2.1
On the earlier of (i) the date of the issuance of a formal decision by the European Commission to prohibit the proposed acquisition of TNT by UPS and (ii) 28 February 2013 (the Effective Date), the Merger Protocol will terminate in accordance with clause 15.1(a) thereof (excluding, however, the reference to the 10 Business Days period of clause 15.2).

2.2	On or one (1) Business Day after the Effective Date, UPS will announce the withdrawal of the Offer.

2.3
Within ten (10) Business Days after the Effective Date, UPS will pay a termination fee of two hundred (200) million euros in cash to TNT (the Termination Fee), thereby fully and definitively fulfilling its obligations under clause 16.2 of the Merger Protocol. For the avoidance of doubt, payment of the Termination Fee will be made unconditionally, irrevocably and without UPS having any right of set-off.

3.	Full and final discharge

3.1
Other than with respect to the Excluded Claims (as defined below), and except in case of wilful deception (bedrog), each Party hereby irrevocably and unconditionally releases, and shall procure that its Affiliates release, the other Party and the other Party's Affiliates and grant, and shall procure that its Affiliates grant, the other Party and the other Party's Affiliates full and final discharge (finale kwijting), from any and all rights, claims, demands or causes of action that it or they have or may, either now or in the future, have against the other Party or the other Party's Affiliates, resulting from, in relation to or in connection with the Merger Protocol, the Offer and/or the termination thereof, and each Party herewith irrevocably and unconditionally waives and abandons, and shall procure that its Affiliates waive and abandon (afstand doen van) any such actual or contingent rights, claims, demands or causes of action.

3.2	The following claims (the Excluded Claims) are excluded from the discharge set forth in clause 3.1:

(i)	any claim of a Party under this Termination Agreement against the other Party (including, for the avoidance of doubt, a claim for payment of the Termination Fee); and

(ii)	any claim of TNT or any TNT Affiliate relating to the payment obligation of UPS pursuant to the arrangements set out in clause 11.8 of the Merger Protocol.
Any invoices relating to the payment obligation of UPS pursuant to the arrangements set out in clause 11.8 of the Merger Protocol obligations will be payable within twenty (20) Business Days of receipt.

4.	Entire Agreement

4.1
As from the Effective Date, this Termination Agreement represents the entire understanding and agreement between the Parties with respect to the Transaction and the termination thereof, and it supersedes and replaces all previous understandings and agreements, both in writing and oral, but excluding Clauses 17, 18, and 26 of the Merger Protocol, which will survive the termination thereof.

4.2
This Termination Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.	Waiver

Except in case of wilful deception (bedrog), the Parties herewith explicitly waive their respective rights to invoke the nullity of this Termination Agreement or to annul it or have it annulled, dissolve it or have it dissolved, rescind it or have it rescinded, repudiate it or have it repudiated, amend it or have it amended, terminate it or have it terminated or otherwise cancel it or have it cancelled. In case of wilful deception (bedrog) by a Party, the other Party is entitled to invoke the nullity of this Termination Agreement or to annul it or have it annulled, dissolve it or have it dissolved, rescind it or have it rescinded, repudiate it or have it repudiated, amend it or have it amended, terminate it or have it terminated or otherwise cancel it or have it cancelled.

6.	Costs

Each Party shall bear its own costs in connection with this Termination Agreement.

7.	Confidentiality and privilege

7.1
With respect to Confidential Information (as defined in the Confidentiality Agreement dated 11 January 2012) relating to antitrust, applicable procedures will be set out in a separate agreement, to be agreed upon by the respective antitrust lawyers of the Parties in good faith discussions as soon as possible after the withdrawal of the Offer.

7.2
With respect to Confidential Information not relating to antitrust, clauses 2 and 7 of the Confidentiality Agreement dated 11 January 2012 will apply to the preservation, return and, to the extent permitted by applicable laws, destruction of Confidential Information. The obligations set forth in this clause 7.2 shall continue in effect until the expiry of 24 months following the Effective Date.

7.3
Each of the Parties shall, and shall procure that its Affiliates shall, enforce any rights they may have vis-à-vis a third party relating to the preservation, return and destruction of any Confidential Information regarding the other Party and/or its Affiliates under any confidentiality agreement that the relevant Party and/or its Affiliates entered into with such third party in connection with the Transaction.

7.4
Each of the Parties will respect, and procure that its respective legal advisors will respect, the privileged nature of any and all correspondence and documentation that has been exchanged on a privileged basis between between their respective legal advisors in the course of the Transaction.

8.	Non-Solicitation

8.1
Each Party agrees that for a period of six (6) months following the Effective Date, it shall not, and shall procure that its Affiliates shall not, directly or indirectly, solicit for employment any employee of the other Party or any of its Affiliates with whom the relevant Party or any of its directors or officers has had contact in connection with the Transaction.

8.2
Clause 8.1 shall not apply to a recruitment offer made to any person who contacts the relevant Party or any of its Affiliates on his or her own initiative or in response to an employment advertisement that is not unilaterally directed at one or more employees of the other Party or its Affiliates.

9.	Group companies

9.1
TNT guarantees to UPS that its group companies, directors and officers will adhere to the obligations of TNT under this Termination Agreement. UPS guarantees to TNT that its group companies, directors and officers will adhere to the obligations of UPS under this Termination Agreement.

10.	Applicable law and Jurisdiction

10.1	This Termination Agreement is construed in accordance with and shall be governed exclusively by the laws of The Netherlands.

10.2
Without prejudice to the right of each Party to seek injunctive relief with the relevant Dutch courts (kort geding), all disputes in connection with this Termination Agreement (including any dispute as to the validity of this Termination Agreement, any questions in respect of the authority of the arbitrators and any dispute about whether a particular dispute should be referred to arbitration) shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators, to be appointed in accordance with such arbitration rules. The place of the arbitration will be Amsterdam, The Netherlands. The arbitral procedure will be conducted in the English language. The arbitrators will decide according to the rules of law.

Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded.

[signature page to follow]

THUS AGREED ON THE DATE FIRST WRITTEN ABOVE BY AND BETWEEN

1.	UNITED PARCEL SERVICE, INC.

/s/ Teri P. McClure
Name: Teri P. McClure
Title: Senior Vice President, General Counsel and Corporate Secretary

2.	TNT EXPRESS N.V.

/s/ Bernard Bot
Name: Bernard Bot
Title: Chief Executive Officer

/s/ Jeroen Seyger
Name:    Jeroen Seyger
Title: Chief Financial Officer